SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Acacia Research Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

003881307
(CUSIP Number)

February 13, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 003881307

1.	Name of reporting persons.

Paul R. Ryan

I.R.S. Identification Nos. of above persons (entities only)

2.	Check the appropriate box if a member of a group

(a)  ☐
(b)  ☐

3.	SEC use only.

4.	Citizenship or place of organization.

United States

Number of shares beneficially owned by each reporting person with

5.	Sole voting power

1,335,574 (1)

6.	Shared voting power

0

7.	Sole dispositive power

1,335,574 (1)

8.	Shared dispositive power

0

9.	Aggregate amount beneficially owned by each reporting person

1,335,574 (1)

10.	Check if the aggregate amount in Row (9) excludes certain shares ☐

11.	Percent of class represented by amount in Row 9

4.224%

12.	Type of reporting person

IN

Item 1(a).	Name of issuer:

Acacia Research Corporation

Item 1(b).	Address of issuer’s principal executive offices:

700 Newport Center Drive, 7th Floor
Newport Beach, CA 92660

Item 2(a).	Names of person filing:

Paul R. Ryan

Item 2(b).	Address of principal business office:

700 Newport Center Drive, 7th Floor
Newport Beach, CA 92660

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of class of securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP No.:

003881307

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Sec. 240.13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:

1,335,574 (1)

(b)	Percent of class:

4.224%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

1,335,574 (1)

(ii)	Shared power to vote or to direct the vote:
0

(iii)	Sole power to dispose or to direct the disposition of:

1,335,574 (1)

(iii)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

(1)
Includes 719,335 shares of Acacia Research Corporation Common Stock underlying stock options granted to Reporting Person which are currently exercisable or which become exercisable within 60 days of February 13, 2009.  The calculation is based on a total of 30,897,327 shares of Acacia Research Corporation Common Stock outstanding as last reported by the Issuer in its Form 10-Q filed with the Commission on October 31, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

/s/ Paul R. Ryan Signature Paul R. Ryan, Chairman and Chief Executive Officer Name/Title